Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table presents our historical ratio of earnings to fixed charges for the three months ended March 31, 2010 and for each accounting period during the five year period ended December 31, 2009. We have not presented a ratio of earnings to combined fixed charges and preferred stock dividends because we did not have preferred stock outstanding during any such period. Therefore, our ratio of earnings to combined fixed charges and preferred dividends for any given period is equivalent to our ratio of earnings to fixed charges.

For purposes of this table, earnings consist of pre-tax income (loss) before adjustments for noncontrolling interest, plus fixed charges (excluding capitalized interest, but including amortization of amounts previously capitalized). Fixed charges consist of interest (including capitalized interest) on all debt, amortization of debt expenses incurred on issuance, loss or extinguishment of debt and an estimate of the interest within rental expense.

	Predecessor(1)		Successor(1)
	174 Days Ended		233 Days Ended	Year Ended		Year Ended	Year Ended		Year Ended		Three Months
	June 23,		December 31,	December 31,		December 31,	December 31,		December 31,		Ended March 31,
	2005		2005	2006		2007	2008		2009		2010
	(In millions)

Fixed charges:
a) Interest expensed and capitalized	7.3		24.1	52.2		70.4	40.7		44.3		10.3
b) Amortized capitalized expenses related to indebtedness(2)	8.9		1.7	26.7		4.1	12.0		4.0		1.0
c) Estimate of interest within rental expense	0.6		0.6	1.3		1.3	1.4		1.7		0.4

Total fixed charges	16.8		26.4	80.2		75.8	54.1		50.0		11.7
Adjusted earnings:
a) Pre-tax income (loss)(3)	88.5		(182.2)	311.4		(156.3)	227.8		98.6		(20.1)
b) Fixed charges	16.8		26.4	80.2		75.8	54.1		50.0		11.7
c) Amortization of capitalized interest	—		—	0.1		0.5	1.2		1.3		0.3
d) Interest capitalized	(0.3)		(0.8)	(11.6)		(12.0)	(2.4)		(2.0)		0.9

Adjusted earnings	105.0		(156.6)	380.1		(92.0)	280.7		147.9		(7.2)

Ratio of Earnings to Fixed Charges(4)	6.3	x	—	4.7	x	—	5.2	x	3.0	x	—

(1)	On June 24, 2005, pursuant to a stock purchase agreement dated May 15, 2005, Coffeyville Acquisition LLC (“CALLC”), which was formed in Delaware on May 13, 2005 by certain funds affiliated with Goldman, Sachs & Co. and Kelso & Company, L.P., acquired all of the subsidiaries of Coffeyville Group Holdings, LLC (“Predecessor”). In the five year period presented above, the business was operated by the Predecessor for the 174-days ended June 23, 2005. Post-June 24, 2005 operations are referred to as Successor. CALLC operated the business from June 24, 2005 until CVR Energy’s initial public offering in October 2007.

CVR Energy was formed in September 2006 as a subsidiary of CALLC in order to consummate an initial public offering of the businesses previously operated by CALLC. Prior to CVR Energy’s initial public offering in October 2007, (1) CALLC transferred all of its businesses to CVR Energy in exchange for all of CVR Energy’s common stock, (2) CALLC was effectively split into two entities, with the Kelso Funds controlling CALLC and the Goldman Sachs Funds controlling Coffeyville Acquisition II LLC (“CALLC II”) and CVR Energy’s senior management receiving an equivalent position in each of the two entities, (3) the nitrogen fertilizer business was transferred to the Partnership in exchange for all of the partnership interests in the Partnership and (4) all of the interests of the managing general partner of the Partnership were sold to an entity owned by the controlling stockholders and senior management at fair market value on the date of the transfer. CVR Energy consummated its initial public offering on October 26, 2007.

(2)	Includes the write-off of $8.1 million of deferred financing costs in connection with the refinancing of our senior secured credit facility on June 23, 2005; $23.4 million in connection with the refinancing of our senior secured credit facility on December 28, 2006 and $1.3 million in connection with the repayment and termination of three credit facilities on October 26, 2007; $2.1 million of deferred financing with the reduction, effective June 1, 2009 and eventual termination of our funded letter of credit facility on October 15, 2009; $0.5 million of premiums paid to lenders of our first priority credit facility in connection with voluntary unscheduled prepayments on our tranche D term debt totaling $25.0 million in the first quarter of 2010.

(3)	Pre-tax income (loss) for the calculation of ratio of income to fixed charges is defined as pre-tax income (loss) before adjustments for noncontrolling interest.

(4)	Earnings were insufficient to cover fixed charges by $183.0 million, $167.8 million and $18.9 million for the 233 days ended December 31, 2005, the year ended December 31, 2007 and the three months ended March 31, 2010, respectively.